UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2013

Commission file number 001-13913

WADDELL & REED FINANCIAL, INC.

401(K) AND THRIFT PLAN, AS AMENDED AND RESTATED

(Full title of the Plan)

WADDELL & REED FINANCIAL, INC.

6300 Lamar Avenue

Overland Park, Kansas  66202

913-236-2000

(Name of issuer of securities held pursuant to the Plan)

Report of Independent Registered Public Accounting Firm

The Plan Administrators

Waddell & Reed Financial, Inc.

401(k) and Thrift Plan:

We have audited the accompanying statements of net assets available for benefits of the Waddell & Reed Financial, Inc. 401(k) and Thrift Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Waddell & Reed Financial, Inc. 401(k) and Thrift Plan as of December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule 1 — Schedule of Assets Held for Investment Purposes as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Kansas City, Missouri

June 12, 2014

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012
Assets:
Investments at fair value	$205,858,831	165,118,239
Receivables:
Contributions and rollover receivable from participants	292,087	279,153
Contributions receivable from participating employers	623,068	575,999
Pending trades and dividends	59,085	199,625
Total receivables	974,240	1,054,777
Total assets	206,833,071	166,173,016
Liabilities:
Pending trades	(266,272)	—
Total liabilities	(266,272)	—
Net assets available for benefits	$206,566,799	166,173,016

See accompanying notes to financial statements.

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2013

Investment income:
Dividends — stock	$197,544
Dividends — mutual funds	1,748,766
Net appreciation in the fair value of investments	41,432,042
Total investment income	43,378,352
Contributions:
Participants	10,016,506
Employer	4,854,090
Participant rollovers	1,166,921
Total contributions	16,037,517
Benefits paid to participants	(19,022,086)
Net increase	40,393,783
Net assets available for benefits:
Beginning of year	166,173,016
End of year	$206,566,799

See accompanying notes to financial statements.

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(1)                     Description of Plan

The following brief description of the Waddell & Reed Financial, Inc. 401(k) and Thrift Plan, as amended and restated (the “Plan”), is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

(a)                      General

The Plan is a defined contribution plan covering substantially all employees of Waddell & Reed Financial, Inc. and subsidiaries who have 30 days of service for Waddell & Reed Financial, Inc. or a subsidiary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Plan administration is accomplished through a committee of six persons who have authority to arbitrate disputes and settle claims arising under the Plan.

(b)                      Contributions

Participants are allowed to make semi-monthly pre—tax and after—tax contributions not to exceed eligible earnings less required social security tax withholdings, subject to Internal Revenue Service (the “IRS”) annual limitations of $17,500 for 2013 and $17,000 for 2012; $23,000 for 2013 and $22,500 for 2012 if the participant is 50 years of age or older. The Plan provides for a matching employer contribution of 100% of the first 3% of compensation and 50% of the next 2% of compensation that the participant contributes. Employer matching contributions are pre—tax and begin after the participant completes 12 consecutive months of service.

Participants direct the investment of participant and employer matching contributions among investment options available under the Plan.

(c)                       Participant Accounts and Vesting

Each participant’s account is credited with their contribution, the employer’s matching contribution, and earnings on their participant and employer account balances. Participants vest immediately in their contributions, employer matching contributions, and actual earnings thereon.

(d)                      Participant Loans

Participant loans are not permitted.

(e)                       Payment of Benefits

Upon termination of service for any reason and election to withdraw from the Plan, a participant is paid a lump-sum distribution. Former employees can elect not to withdraw from the Plan, but cannot continue to make contributions to the Plan.

(Continued)

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(2)                     Summary of Significant Accounting Policies

(a)                      Basis of Presentation

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) and present the Plan’s net assets available for benefits and changes in those net assets using the accrual method of accounting.

The Plan allows contributions to be invested in Waddell & Reed Financial, Inc. Class A common stock and certain mutual fund shares of (i) the Waddell & Reed Advisors Group of Mutual Funds and (ii) the Ivy Funds. Waddell and Reed Investment Management Company and Ivy Investment Management Company, participating employers in the Plan, manage the Waddell & Reed Advisors Group of Mutual Funds and the Ivy Funds, respectively. BMO Harris Bank N.A. serves as the trustee for the Plan.

The Plan had 1,738 and 1,758 participants at December 31, 2013 and 2012, respectively. At December 31, 2013, 454 of the 1,738 participants in the Plan were former employees who had elected not to withdraw from the Plan. At December 31, 2012, 483 of the 1,758 participants in the Plan were former employees who had elected not to withdraw from the Plan.

(b)                      Use of Estimates

The preparation of financial statements in conformity with GAAP requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)                       Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s investments in the mutual fund shares are valued at the net asset value of shares held by the Plan at year-end. Quoted market prices are used to value or derive the value of investments.

Purchases and sales of securities are recorded on a trade-date basis (the date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(d)                      Payment of Benefits and Administrative Expenses

Benefits are recorded when paid. Administrative expenses are paid by the participating employers listed in note 4.

(Continued)

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(3)                     Plan Investments

(a)                      Fair Value

The following presents the number of shares and fair value of common stock and mutual fund investments held by the Plan as of December 31, 2013 and 2012.

	Number
December 31, 2013	of shares	Fair value
Waddell & Reed Financial, Inc. Class A common stock	150,157	$9,778,224
Cash equivalents	—	289,762

Waddell & Reed Advisors Group of Mutual Funds:
Accumulative	338,150	$3,699,364
Asset Strategy	1,398,274	16,485,654
Bond	259,265	1,633,367
Cash Management	15,011,723	15,011,724
Continental Income	516,423	5,184,891
Core Investment	1,752,424	12,757,650
Dividend Opportunities	95,496	1,787,676
Energy	155,047	2,521,064
Global Bond	746,519	2,896,495
Government Securities	429,193	2,334,810
High Income	582,625	4,427,949
International Growth	481,273	5,842,650
New Concepts	1,004,425	12,736,105
Science and Technology	963,831	17,001,986
Small Cap	416,471	8,083,704
Value	293,164	4,834,279
Vanguard	878,805	9,192,304
Total Waddell & Reed Advisors Group of Mutual Funds		$126,431,672

Cash equivalents consist of shares of the BMO Prime Money Market Fund Class Y.

(Continued)

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2013 and 2012

	Number
December 31, 2013	of shares	Fair value
Ivy Funds:
Asset Strategy	303,075	$9,783,265
Asset Strategy New Opportunities	274,555	3,135,417
Bond	81,852	843,079
Core Equity	151,290	2,289,025
Cundill Global Value	111,060	2,031,290
European Opportunities	52,290	1,560,852
Global Equity Income	76,750	1,007,730
Global Income Allocation	100,093	1,544,438
Global Natural Resources	261,691	4,930,262
Global Real Estate	30,085	284,299
Global Risk-Managed Real Estate	7,436	67,443
High Income	331,528	2,864,405
International Core Equity	166,063	3,138,582
International Growth	45,045	1,851,782
Large Cap Growth	213,457	3,884,909
Limited-Term Bond	301,015	3,281,067
Micro Cap Growth	107,468	2,853,266
Mid Cap Growth	140,652	3,416,433
Pacific Opportunities	264,391	4,217,044
Real Estate Securities	96,129	2,155,216
Science And Technology	124,473	7,005,330
Small Cap Growth	249,202	5,477,468
Small Cap Value	92,865	1,736,571
Total Ivy Funds		69,359,173
Total investments		$205,858,831

(Continued)

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2013 and 2012

	Number
December 31, 2012	of shares	Fair value
Waddell & Reed Financial, Inc. Class A common stock	203,139	$7,073,300
Cash equivalents	—	87,405

Waddell & Reed Advisors Group of Mutual Funds:
Accumulative	371,935	$3,057,305
Asset Strategy	1,343,184	13,257,223
Bond	374,878	2,485,441
Cash Management	13,110,468	13,110,468
Continental Income	398,654	3,428,425
Core Investment	1,481,118	9,375,478
Dividend Opportunities	96,139	1,478,615
Energy	134,106	1,699,122
Global Bond	856,620	3,400,781
Government Securities	518,671	3,003,103
High Income	604,454	4,563,628
International Growth	474,878	4,900,742
New Concepts	912,631	9,746,902
Science and Technology	862,465	10,453,075
Small Cap	358,798	5,590,071
Value	226,966	2,932,395
Vanguard	674,961	6,121,893
Total Waddell & Reed Advisors Group of Mutual Funds		$98,604,667

Cash equivalents consist of shares of the BMO Prime Money Market Fund Class Y.

(Continued)

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2013 and 2012

	Number
December 31, 2012	of shares	Fair value
Ivy Funds:
Asset Strategy	329,948	$8,601,746
Asset Strategy New Opportunities	277,287	2,961,429
Bond	98,424	1,054,121
Core Equity	111,415	1,345,889
Cundill Global Value	86,800	1,201,312
European Opportunities	50,262	1,212,812
Global Equity Income	31,101	349,891
Global Income Allocation	94,572	1,367,510
Global Natural Resources	390,742	6,787,188
High Income	427,336	3,649,447
International Core Equity	150,777	2,334,030
International Growth	43,630	1,527,067
Large Cap Growth	206,616	3,097,178
Limited-Term Bond	323,937	3,628,090
Micro Cap Growth	67,666	1,224,079
Mid Cap Growth	120,475	2,332,404
Pacific Opportunities	416,212	6,097,511
Real Estate Securities	103,259	2,322,289
Science And Technology	98,375	3,720,531
Small Cap Growth	210,639	3,547,156
Small Cap Value	62,182	991,187
Total Ivy Funds		59,352,867
Total investments		$165,118,239

(b)                      Fair Value Measurements

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of the asset. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset. An individual investment’s fair value measurement is assigned a level based upon the observability of the inputs that are significant to the overall valuation. The three-level hierarchy of inputs is summarized as follows:

•                              Level 1 — Investments are valued using quoted prices in active markets for identical securities.

•                              Level 2 — Investments are valued using other significant observable inputs, including quoted prices in active markets for similar securities.

(Continued)

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2013 and 2012

•                              Level 3 — Investments are valued using significant unobservable inputs, including the Plan’s own assumptions in determining the fair value of investments.

Assets classified as Level 2 can have a variety of observable inputs. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific asset to determine a value.

Securities’ values classified as Level 3 are primarily determined through the use of a single quote (or multiple quotes) from dealers in the securities using proprietary valuation models. These quotes involve significant unobservable inputs, and thus, the related securities are classified as Level 3 securities.

At December 31, 2013 and 2012, all of the Plan’s investments were Level 1 investments.

(c)                       Change in Fair Values

During 2013, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated by $41,432,042 as follows:

2013
Waddell & Reed Financial, Inc. Class A common stock	$5,161,441
Waddell & Reed Advisors Group of Mutual Funds:
Accumulative	919,095
Asset Strategy	3,247,725
Bond	(110,752)
Continental Income	865,642
Core Investment	3,053,385
Dividend Opportunities	415,054
Energy	484,041
Global Bond	(80,044)
Government Securities	(156,591)
High Income	141,176
International Growth	838,361
New Concepts	2,904,710
Science and Technology	6,112,727
Small Cap	2,387,578
Value	1,122,071
Vanguard	2,258,790
Total Waddell & Reed Advisors Group of Mutual Funds	24,402,968

(Continued)

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2013 and 2012

2013
Ivy Funds:
Asset Strategy	$1,907,889
Asset Strategy New Opportunities	185,186
Bond	(49,687)
Core Equity	498,468
Cundill Global Value	418,444
European Opportunities	291,718
Global Equity Income	126,574
Global Income Allocation	94,836
Global Natural Resources	469,563
Global Real Estate	(18,350)
Global Risk-Managed Real Estate	(8,451)
High Income	90,185
International Core Equity	548,892
International Growth	276,587
Large Cap Growth	1,076,219
Limited-Term Bond	(71,687)
Micro Cap Growth	779,923
Mid Cap Growth	763,694
Pacific Opportunities	263,286
Real Estate Securities	(10,950)
Science and Technology	2,279,921
Small Cap Growth	1,579,074
Small Cap Value	376,299
Total Ivy Funds	11,867,633
Net appreciation	$41,432,042

(Continued)

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(4)                     Contributions by Participants and Participating Employers

The contributions of participants and each participating employer to the Plan for the year ended December 31, 2013 are as follows:

	2013
	Participant	Employer
Waddell & Reed Financial, Inc.	$22,821	10,656
Waddell & Reed, Inc.	3,676,433	1,662,514
Waddell & Reed Investment Management Company	1,334,582	709,659
Waddell & Reed Services Company	683,443	380,661
Ivy Funds Distributor, Inc.	1,575,270	857,521
Ivy Investment Management Company	91,800	51,000
W & R Corporate LLC	2,435,192	1,088,276
W & R Capital Management Group, Inc.	196,965	93,803
	$10,016,506	4,854,090

(5)                     Related-Party Transactions

Plan investments include shares of mutual funds managed by Waddell & Reed Investment Management Company and Ivy Investment Management Company, as well as shares of Waddell & Reed Financial, Inc. Class A common stock. Waddell & Reed Financial, Inc. and its affiliates are the sponsors, as defined by the Plan, and therefore, these transactions qualify as party in interest. Fees incurred by the Plan for investment management services are included in net appreciation in fair value of investments.

(6)                     Plan Termination

Although it has not expressed any intent to do so, Waddell & Reed Financial, Inc. has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. All plan assets would be distributed in the event of plan termination.

(7)                     Tax Status

The IRS has determined and informed Waddell & Reed Financial, Inc. by a letter dated May 9, 2012 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code of 1980, as amended. The plan administrator and the Plan’s tax counsel are not aware of any activity or transactions that would adversely affect the qualified status of the Plan.

In accordance with GAAP, plan management is required to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan currently has no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

(Continued)

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(8)                     Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(9)                     Reconciliation of Financial Statements to the Form 5500

At December 31, 2012, $40,286 in benefit payments had been processed and approved for payment, but had not yet been paid. This amount is presented herein as a component of net assets in the accompanying financial statements, but is presented as a liability of the Plan on the Form 5500.

The following is a reconciliation of net assets available for retirement benefits per the financial statements to the Form 5500 at December 31, 2013 and 2012:

	2013	2012
Net assets available for retirement benefits per the financial statements	$206,566,799	166,173,016
Benefits payable	—	(40,286)
Net assets available for retirement benefits per the Form 5500	$206,566,799	166,132,730

The following is a reconciliation of benefits paid per the financial statements to the Form 5500 for the year ended December 31, 2013:

	2013	2012
Benefits paid per the financial statement	$19,022,086	9,934,908
Add benefits payable at end of year	—	40,286
Less benefits payable at beginning of year	(40,286)	(1,065,647)
Benefits paid per the Form 5500	$18,981,800	8,909,547

Schedule 1

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Schedule of Assets Held for Investment Purposes

December 31, 2013

Identity of issuer, borrower, lessor, or similar party		Description of investment		Current value
*	Waddell & Reed Financial, Inc.	150,157	Shares of Class A common stock	$9,778,224
*	Cash equivalents	—	BMO Prime Money Market Fund Class Y	289,762
*	Waddell & Reed Advisors Group of Mutual Funds	338,150	Shares of Accumulative	3,699,364
*	Waddell & Reed Advisors Group of Mutual Funds	1,398,274	Shares of Asset Strategy	16,485,654
*	Waddell & Reed Advisors Group of Mutual Funds	259,265	Shares of Bond	1,633,367
*	Waddell & Reed Advisors Group of Mutual Funds	15,011,723	Shares of Cash Management	15,011,724
*	Waddell & Reed Advisors Group of Mutual Funds	516,423	Shares of Continental Income	5,184,891
*	Waddell & Reed Advisors Group of Mutual Funds	1,752,424	Shares of Core Investment	12,757,650
*	Waddell & Reed Advisors Group of Mutual Funds	95,496	Shares of Dividend Opportunities	1,787,676
*	Waddell & Reed Advisors Group of Mutual Funds	155,047	Shares of Energy	2,521,064
*	Waddell & Reed Advisors Group of Mutual Funds	746,519	Shares of Global Bond	2,896,495
*	Waddell & Reed Advisors Group of Mutual Funds	429,193	Shares of Government Securities	2,334,810
*	Waddell & Reed Advisors Group of Mutual Funds	582,625	Shares of High Income	4,427,949
*	Waddell & Reed Advisors Group of Mutual Funds	481,273	Shares of International Growth	5,842,650
*	Waddell & Reed Advisors Group of Mutual Funds	1,004,425	Shares of New Concepts	12,736,105
*	Waddell & Reed Advisors Group of Mutual Funds	963,831	Shares of Science and Technology	17,001,986
*	Waddell & Reed Advisors Group of Mutual Funds	416,471	Shares of Small Cap	8,083,704
*	Waddell & Reed Advisors Group of Mutual Funds	293,164	Shares of Value	4,834,279
*	Waddell & Reed Advisors Group of Mutual Funds	878,805	Shares of Vanguard	9,192,304
	Total Waddell & Reed Advisors Group of Mutual Funds			126,431,672
*	Ivy Funds	303,075	Shares of Asset Strategy	9,783,265
*	Ivy Funds	274,555	Shares of Asset Strategy New Opportunities	3,135,417
*	Ivy Funds	81,852	Shares of Bond	843,079
*	Ivy Funds	151,290	Shares of Core Equity	2,289,025
*	Ivy Funds	111,060	Shares of Cundill Global Value	2,031,290
*	Ivy Funds	52,290	Shares of European Opportunities	1,560,852
*	Ivy Funds	76,750	Shares of Global Equity Income	1,007,730
*	Ivy Funds	100,093	Shares of Global Income Allocation	1,544,438
*	Ivy Funds	261,691	Shares of Global Natural Resources	4,930,262
*	Ivy Funds	30,085	Shares of Global Real Estate	284,299
*	Ivy Funds	7,436	Shares of Global Risk-Managed Real Estate	67,443
*	Ivy Funds	331,528	Shares of High Income	2,864,405
*	Ivy Funds	166,063	Shares of International Core Equity	3,138,582
*	Ivy Funds	45,045	Shares of International Growth	1,851,782
*	Ivy Funds	213,457	Shares of Large Cap Growth	3,884,909
*	Ivy Funds	301,015	Shares of Limited-Term Bond	3,281,067
*	Ivy Funds	107,468	Shares of Micro Cap Growth	2,853,266
*	Ivy Funds	140,652	Shares of Mid Cap Growth	3,416,433
*	Ivy Funds	264,391	Shares of Pacific Opportunities	4,217,044
*	Ivy Funds	96,129	Shares of Real Estate Securities	2,155,216
*	Ivy Funds	124,473	Shares of Science And Technology	7,005,330
*	Ivy Funds	249,202	Shares of Small Cap Growth	5,477,468
*	Ivy Funds	92,865	Shares of Small Cap Value	1,736,571
	Total Ivy Funds			69,359,173
	Total investments			$205,858,831

*                Indicates party-in-interest investment

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Overland Park, State of Kansas, on June 12, 2013.

WADDELL & REED FINANCIAL, INC.
401(K) AND THRIFT PLAN, AS AMENDED AND RESTATED

By:	/s/ Brent K. Bloss
Brent K. Bloss, Member
Administrative Committee

By:	/s/ Sara L. Kircher
Sara L. Kircher, Member
Administrative Committee

By:	/s/ Mark S. Newman
Mark S. Newman, Member
Administrative Committee

By:	/s/ Michael D. Strohm
Michael D. Strohm, Member
Administrative Committee

By:	/s/ John E. Sundeen, Jr.
John E. Sundeen, Jr., Member
Administrative Committee